UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2) *

SouthWest Water Company

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

845331107

(CUSIP Number)

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attn: Alan Klein

(212) 455-3188

with copies to:

Morrison Cohen LLP 909 Third Avenue New York, NY 10022 Attn: Salomon R. Sassoon (212) 735-8600	Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, NY 10038 Attn: Richard Madris (212) 806-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 845331107
1.	Names of reporting persons SW Merger Acquisition Corp.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF, WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 100
	9.	Sole dispositive power 0
	10.	Shared dispositive power 100
11.	Aggregate amount beneficially owned by each reporting person 100
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 100%
14.	Type of reporting person (see instructions) CO

CUSIP No. 845331107
1.	Names of reporting persons Water Asset Management LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) OO

CUSIP No. 845331107
1.	Names of reporting persons Matthew J. Diserio
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) IN

CUSIP No. 845331107
1.	Names of reporting persons Disque D. Deane Jr.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) IN

CUSIP No. 845331107
1.	Names of reporting persons TRF Master Fund (Cayman) LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) PN

CUSIP No. 845331107
1.	Names of reporting persons Water Investment Advisors (Cayman), Ltd
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) OO

CUSIP No. 845331107
1.	Names of reporting persons IIF Subway Investment LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF, WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 100
	9.	Sole dispositive power 0
	10.	Shared dispositive power 100
11.	Aggregate amount beneficially owned by each reporting person 100
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 100%
14.	Type of reporting person (see instructions) PN

CUSIP No. 845331107
1.	Names of reporting persons IIF Water Manager LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 100
	9.	Sole dispositive power 0
	10.	Shared dispositive power 100
11.	Aggregate amount beneficially owned by each reporting person 100
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 100%
14.	Type of reporting person (see instructions) OO

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relating to SouthWest Water Company, a Delaware corporation (“SouthWest”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission on March 12, 2010 and as amended by Amendment No. 1 to Schedule 13D filed with the Commission on March 23, 2010 (as amended, the “Schedule 13D”). The Schedule 13D is filed with respect to the shares of common stock, $0.01 par value per share (the “Common Stock”), of SouthWest. Capitalized terms used and not defined herein have the same meaning as in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

This Amendment No. 2 is being filed to report that, among other things, as a result of the closing of the transactions contemplated by the Merger Agreement described in Item 4 of this Schedule 13D below, Parent now owns all of the outstanding common stock of SouthWest.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read in its entirety as follows:

“The amount of consideration used by Parent and Merger Sub to complete the Merger and to pay off all outstanding amounts due and owing on SouthWest’s $110 million credit facility provided pursuant to an Amended and Restated Credit Agreement dated February 15, 2008, among the Company, the lenders signatory thereto, and Bank of America, N.A., as administrative agent (the “Existing Facility”) was approximately $339,990,976.34. Of this amount, approximately $239,990,976.34 was provided to Parent by direct or indirect investors in Parent and approximately $100,000,000 was obtained under that certain Note Purchase Agreement, entered into on September 13, 2010, by and among Merger Sub (together with its successor upon consummation of the Merger, SouthWest) and each of the purchasers party thereto (the “Note Purchase Agreement”). In addition, to backstop certain letters of credit issued under the Existing Facility, a letter of credit in the amount of $5,210,682.75 was issued to Bank of America, N.A. pursuant to the Credit Agreement dated as of September 13, 2010, by and among Merger Sub (together with its successor upon consummation of the Merger, SouthWest), each lender from time to time party thereto, Royal Bank of Canada, as administrative agent and CoBank, ACB, as the letter of credit issuer (the “Credit Agreement”). The initial purchasers under the Note Purchase Agreement were John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, The Prudential Insurance Company of America, Physicians Mutual Insurance Company and Universal Prudential Arizona Reinsurance Company. The initial lenders under the Credit Agreement were Royal Bank of Canada, RBC Bank (USA) and CoBank, ACB.”

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated to read in its entirety as follows:

“Parent, SW Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”) and SouthWest entered into an Agreement and Plan of Merger, dated as of March 2, 2010 (the “Merger Agreement”), a copy of which was filed as Exhibit 2.1 to a Form 8-K filed by SouthWest on March 3, 2010, File No. 000-08176, and is incorporated herein by reference. The description of the Merger Agreement set forth herein is qualified in its entirety by reference to the copy filed as Exhibit 2.1 to such Form 8-K.

Pursuant to the Merger Agreement, Merger Sub merged with and into SouthWest (the “Merger”) on September 13, 2010, with SouthWest continuing as the surviving corporation and as a wholly owned subsidiary of Parent. As of the effective time of the Merger, each then outstanding share of Common Stock (excluding any shares of Common Stock owned by Parent and any subsidiaries of SouthWest and any shares of Common Stock in respect of which dissenter’s rights were perfected) were converted automatically into the right to receive $11.00 in cash, without interest.

As a result of the Merger, Parent holds all of the outstanding shares of Common Stock. The trading of the Common Stock on NASDAQ was suspended as of the close of business on September 13, 2010.

In connection with the consummation of the Merger, the directors of Merger Sub as of immediately prior to the effective time became the directors of SouthWest as of the effective time, and there have been amendments to SouthWest’s certificate of incorporation and bylaws.

In the future, Parent may change SouthWest’s business and corporate structure and may sell, transfer or otherwise dispose of all or some of SouthWest’s assets and/or Common Stock.

Other than as described above, neither the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of their directors, executive officers, general partners or members have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) through (j) of Item 4 of the instructions to Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.”

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read in its entirety as follows:

“(a) As of September 13, 2010, as a result of the consummation of the Merger as described in Item 4:

•

Parent may be deemed to have shared voting and dispositive power over the 100 shares of Common Stock that it holds. Such shares of Common Stock constitute 100% of the outstanding shares of the Common Stock.

•

Each of the IIF Investors, through its respective control of Parent, may be deemed to beneficially own the 100 shares of Common Stock that are held by Parent. However, (i) no IIF Investor is directly entitled to any rights as a shareholder of SouthWest and (ii) each of the IIF Investors expressly disclaims beneficial ownership of the shares of Common Stock held by Parent.

•	An affiliate of Water Asset Management LLC, USA Water Services, LLC, holds a 10% interest in Parent.

(b) The description set forth in Item 5(a) above is incorporated by reference in its entirety into this Item 5(b).

(c) The description set forth in Item 4 above is incorporated by reference in its entirety into this Item 5(c). Other than in connection with the Merger, the Reporting Persons have not effected any transactions in the Common Stock in the past sixty days.

(d) To the knowledge of each IIF Investor and Parent, such IIF Investor or Parent has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Parent.

(e) As of September 13, 2010, as a result of the consummation of the Merger as described in Item 4, the WAM Investors no longer may be deemed to beneficially own any shares of Common Stock.”

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2010

SW MERGER ACQUISITION CORP.

By:	/s/ Dennis Clarke
Name:	Dennis Clarke
Title:	Director

WATER ASSET MANAGEMENT, LLC

By:	/s/ Matthew J. Diserio
Name:	Matthew J. Diserio
Title:	President

TRF MASTER FUND (CAYMAN) LP

By:	Water Investment Advisors (Cayman) Ltd., its General Partner

By:	/s/ Matthew J. Diserio
Name:	Matthew J. Diserio
Title:	Director

WATER INVESTMENT ADVISORS (CAYMAN) LTD.

By:	/s/ Matthew J. Diserio
Name:	Matthew J. Diserio
Title:	Director

/s/ Matthew J. Diserio
Matthew J. Diserio

/s/ Disque Deane Jr.
Disque Deane Jr.

IIF SUBWAY INVESTMENT LP

By:	IIF WATER MANAGER LLC, its General Partner

By:	/s/ Dennis Clarke
Name:	Dennis Clarke
Title:	Managing Member

IIF WATER MANAGER LLC

By:	/s/ Dennis Clarke
Name:	Dennis Clarke
Title:	Managing Member